575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax
DAREN R. DOMINA daren.domina@kattenlaw.com 212.940.6517 direct 212.894.5517 fax

August 14, 2009

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Preliminary Proxy Statement of The Zweig Total Return Fund, Inc., SEC File No. 811-05620

Ladies and Gentlemen:

On behalf of The Zweig Total Return Fund, Inc. (the “Company”), we have submitted a Preliminary Proxy Statement on Schedule 14A on August 14, 2009.

Pursuant to Rule 14a-6(d) of Regulation 14A, we hereby notify the Securities and Exchange Commission that the Company intends on sending or giving to security holders copies of the definitive proxy statement as soon as possible on or after August 25, 2009.

Please direct any comments or inquiries regarding the Preliminary Proxy Statement to Daren Domina, Katten Muchin Rosenman LLP, 575 Madison Avenue, New York, New York 10022, (212) 940-6517.

Very truly yours,

/s/ Daren R. Domina
Daren R. Domina

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